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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                                 Commission File Number 1-062632

                              BP p.l.c. - NYSE ARCA
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  (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

          1 ST. JAMES'S SQUARE, LONDON SW1Y 4PD, UK - +44 20 7496 4000
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   (Address, including zip code, and telephone number, including area code, of
                     Issuer's principal executive offices)

                           AMERICAN DEPOSITARY SHARES
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                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ] 17 CFR 240.12d2-2(a)(1)
[ ] 17 CFR 240.12d2-2(a)(2)
[ ] 17 CFR 240.12d2-2(a)(3)
[ ] 17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.


Pursuant to the requirements of the Securities Exchange Act of 1934, BP p.l.c. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

 August 14, 2007       By /s/ David Pearl         Deputy Company Secretary
-----------------         ------------------      ------------------------
      Date                      Name                        Title

---------------------
(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions

SEC 1654 (03-06)  PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
                  IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

[NYSE REGULATION LOGO]



August 1,2007

Elena A. Sabinina
Associate
Sullivan & Cromwell LLP
1 New Fetter Lane
London, EC4A 1AN, England

         Re: BP p.1.c.
             Request for Voluntary Withdrawal from Listing

Dear Ms Sabinina:

This letter is to confirm that the staff of NYSE Regulation has reviewed and approved BP p.l.c.'s ("Company") request to withdraw its American Depositary Shares from listing on NYSE Arca, Inc. ("Exchange").

To continue with the delisting process, no earlier than August 10, 2007, please file a Form 25 with respect to the American Depositary Shares pursuant to Rule 12d2-2c under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("Commission"). Upon filing, please forward a copy of such Form 25 to my attention.

UNLESS OR UNTIL THE COMMISSION GRANTS EFFECTIVENESS TO THE FUND'S FORM 25, IT REMAINS IMPERATIVE THAT THE FUND CONTINUE TO SUBMIT ALL NOTICES AND FILINGS AND TO PAY ALL FEES ASSOCIATED WITH BEING LISTED ON THE EXCHANGE.

If you have questions or concerns regarding this process, please contact me at
(312) 442-7832 or at cgray@nyse.com.

Yours truly,

/s/ Craig Gray

Craig Gray
Lead Analyst--Listing Compliance